================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________




================================================================================

                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Group Positioned as a Leading Company in a Survey by A&S International Magazine dated January 24, 2005.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Group Positioned as a Leading Company in a Survey by A&S International Magazine

Monday January 24, 12:11 pm ET

YAHUD, Israel, January 24 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ NM:MAGS, TASE:MAGS) today announced that A&S International Magazine has positioned the Magal group as one of the World's Top 50 Security companies in both 2002 and 2003. The group, headquartered in Israel, was ranked 18th, leading all other Israeli Security companies in the Security 50 survey http://support.asmag.com/edm/top50microsite/index.htm.

Security 50 represents a complete, diverse and complex mix of elites in market sectors that include CCTV, digital surveillance, biometrics, access control, intercoms and so on. The companies included in the survey have great influence and lead ongoing advances in the industry.

The Magal Group, known as the world leader in providing perimeter security solutions, was also categorized as 8th company overall in the multi security business category, after Tyco, Honeywell, Bosch, GE, Johnson Controls, Bell Group and Commax. Magal also has the second best reported growth rate in this category of 38.2%.

Mr. Jacob Even Ezra, Chairman of Magal, commented on the survey: "It is an honor to be recognized as one of the leading and most influential companies in the security sector, especially in the company of industry giants such as Tyco, GE and Honeywell with whom we cooperate in a number of projects. In the years on which the survey was based, Magal was still based on its traditional, but well-known line of products for perimeter security. In 2004, we introduced new products such as the DreamBox, Fortis and Pipeguard, which extended our traditional product portfolio. We believe these new products will help us to increase our market share for perimeter solutions and allow us to penetrate other valuable markets. We hope to see the evidence of further improvements in our standing in the sector in next year's survey."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Revenues for fiscal year 2003 were US$59 million, with net income of US$2.4 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

    Contacts:

    Magal Security Systems              Ltd GK International
    Raya Asher, CFO                     Ehud Helft/Kenny Green
    Tel: +972-3-539-1444                Tel: +1-866-704-6710
    Fax: +972-3-536-6245                Int'l dial: +972-3-607-4717
    E-mail: magalssl@trendline.co.il    E-mail: ehud@gk-biz.com
                                                kenny@gk-biz.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  January 24, 2005